210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Receives $7.7 Million from Exercise of Warrants

CALGARY, AB – March 1, 2011 – Oncolytics Biotech Inc. ("Oncolytics" or the "Corporation") (TSX:ONC; NASDAQ:ONCY) today announced that the Corporation’s biggest institutional shareholder, has exercised 1,248,800 warrants, issued in connection with the financing that closed on November 8, 2010, providing the Corporation with proceeds of approximately $7.7 million. Oncolytics now has approximately 71.1 million shares issued and outstanding, and cash on hand and available for operations of approximately $55 million. The Corporation plans to use the proceeds to fund an additional randomized clinical trial.

The common shares underlying the warrants were offered in Canada by way of a prospectus supplement to a short-form base shelf prospectus dated June 10, 2010 that had been filed in the provinces of British Columbia, Alberta, Manitoba and Ontario.  Copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from the SEDAR website www.sedar.com, or from the Corporation using the contact information provided below.

The securities issued by Oncolytics have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable securities laws of any state of the United States or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements.  Forward-looking statements, including the amount of proceeds that were received by the Corporation pursuant to the exercise of warrants, the Corporation’s cash resources following the exercise of warrants, the Corporation’s expectations as to progress in the clinical trial program and the Corporation’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Corporation’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Corporation’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Corporation’s quarterly and annual filings with the Canadian securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Corporation does not undertake to update these forward-looking statements, except as may be required pursuant to applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com